Filed pursuant to Rule 253(g)(2)
File No. 024-10946

To The Stars Academy of Arts and Science Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 30, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1710274/000110465920040685/tm208241d1_253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 30, 2020

THIS SUPPLEMENT IS DATED APRIL 28, 2020

To The Stars Academy of Arts and Science Inc. (the “Company”) will not be able to meet the filing deadline, April 29, 2020, for its annual on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its 1-K as soon as possible prior to June 13, 2020.

Set forth below is the preliminary unaudited 2019 consolidated financial information for the Company and its subsidiaries. The following information includes preliminary data and financial information with respect to the Company’s results for 2019. This information has not been audited or reviewed, and, when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
Assets
Current assets
Cash	$78,096	$107,041
Accounts receivable, net	81,085	41,204
Inventory	146,170	120,148
Prepaid author royalties	56,757	52,628
Other current assets	4,750	12,185
Total Current Assets	366,858	333,206

Prepaid author royalties, net of current portion	115,234	105,892
Property and equipment, net	194,507	259,124
Media assets, net	136,013	199,665
Other Assets	7,500	7,500
R&D Materials	32,000	-
Total assets	$852,112	$905,387

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$299,385	$189,109
Revolving line of credit due related party	463,837	335,000
Amounts due related party	327,234	204,240
Accrued liabilities	86,807	72,021
Short-term loans and advances	240,186	87,604
Capital lease obligations	-	11,056
Total current liabilities	1,417,449	899,030

Noncurrent liabilities
Amounts due related party	161,446	148,908
Related party notes payable	-	600,000
Total liabilities	1,578,895	1,647,938

Commitments and contingencies (Note 5)

Stockholders' Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2019 and 2018	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,022,477 and 70,544.879 shares issued and outstanding as of December 31, 2019 and 2018, respectively	1,257	7,054
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of December 31, 2019 and 2018	1	1
Additional paid-in capital	48,632,803	41,689,412
Accumulated deficit	(49,360,844)	(42,439,018)
Total Stockholders' Deficit	(726,783)	(742,551)
Total Liabilities & Stockholders' Deficit	$852,112	$905,387

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Revenues	$1,198,627	$902,048

Cost of revenues	531,533	514,564

Gross profit	667,094	387,484

Operating expenses:
General and administrative	616,733	820,732
Sales and marketing	612,860	545,458
Research and development	155,085	226,681
Stock-based compensation	5,922,445	9,165,417
Depreciation and amortization	166,226	182,534
Total operating expenses	7,473,349	10,940,822

Operating loss	(6,806,255)	(10,553,338)

Other expenses:
Interest expense	113,140	103,957
Total other expenses	113,140	103,957

Loss before provision for income taxes	(6,919,395)	(10,657,295)

Provision for income taxes	2,431	3,200

Net loss	$(6,921,826)	$(10,660,495)

Net loss per share: basic and diluted	$(0.24)	$(0.15)
Weighted average number of shares outstanding: basic and diluted	28,835,181	69,465,637

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
Balance at December 31, 2017	70,000,000	$7,000	5,400	$1	$31,595,793	$(31,778,523)	$(175,729)
Proceeds from Regulation A offering, net	274,046	27	-	-	927,417	-	927,444
Stock-based compensation	-	-	-	-	9,165,417	-	9,165,417
Proceeds from stock option exercise	270,833	27	-	-	785	-	812
Net loss	-	-	-	-	-	(10,660,495)	(10,660,495)
Balance at December 31, 2018	70,544,879	7,054	5,400	$1	41,689,412	(42,439,018)	(742,551)
Proceeds from Regulation A offering, net	95,021	-	-	-	335,809	-	335,809
Rescission & relinquishment of issued shares	(58,174,203)	(5,797)	-	-	5,797	-	-
Stock-based compensation	-	-	-	-	5,922,445	-	5,922,445
Contributed Capital - debt forgiveness by related party	-	-	-	-	679,123	-	679,123
Issuance of shares to co-founder & advisor	400,000	-	-	-	-	-	-
Proceeds from stock option exercise	156,780	-	-	-	217	-	217
Net loss	-	-	-	-	-	(6,921,826)	(6,921,826)
Balance at December 31, 2019	13,022,477	$1,257	5,400	$1	$48,632,803	$(49,360,844)	$(726,783)

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,921,826)	$(10,660,495)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	79,106	78,938
Amortization	87,120	103,596
Stock-based compensation	5,922,445	9,165,417
Changes in operating assets and liabilities:
Accounts receivable, net	(39,881)	12,470
Inventory	(26,022)	7,268
Prepaid author royalties	(4,129)	(39,334)
Other current assets	7,435	(8,404)
Accounts payable	110,276	(205,223)
Accrued liabilities	14,786	123,154
Net cash used in operating activities	(770,690)	(1,422,613)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(14,489)	(6,459)
Purchase of media assets	(23,468)	(37,763)
Other, net	(41,342)	-
Net cash used in investing activities	(79,299)	(44,222)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	477,141	1,292,604
Regulation A offering costs	(141,332)	(120,997)
Proceeds from short-term loans & advances, net	152,582	3,404
Principal payments on capital leases	(11,056)	(29,076)
Proceeds from related party revolving line of credit, borrowings and advance	343,492	356,785
Proceeds from stock option exercise	217	812
Net cash provided by financing activities	821,044	1,503,532

Increase (decrease) in cash and cash equivalents	(28,945)	36,697
Cash and cash equivalents, beginning of year	107,041	70,344
Cash and cash equivalents, end of year	$78,096	$107,041

Supplemental disclosures of cash flow information:
Cash paid for interest	$24,022	$63,717
Cash paid for income taxes	$3,200	$3,200

Non cash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	$679,123	$-

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